SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

____________________________________________
CONSOLIDATED NATURAL GAS COMPANY             :
Richmond, Virginia                           :
                                             :
CNG COAL COMPANY                             :
DOMINION EXPLORATION & PRODUCTION, INC.      :
CNG PIPELINE COMPANY                         :
CNG RESEARCH COMPANY                         :
DOMINION FIELD SERVICES, INC.                :          MASTER
CNG POWER SERVICES CORPORATION               :        CERTIFICATE
CNG POWER COMPANY                            :            OF
DOMINION TRANSMISSION, INC.                  :       NOTIFICATION
DOMINION PRODUCTS AND SERVICES, INC.         :          NO. 23
DOMINION RETAIL, INC.                        :
CNG FINANCIAL SERVICES, INC.                 :       TRANSACTIONS
CONSOLIDATED SYSTEM LNG COMPANY              :      DURING PERIOD
HOPE GAS, INC.                               :      _____________
THE EAST OHIO GAS COMPANY                    :
THE PEOPLES NATURAL GAS COMPANY              :    October 1, 2001
                                             :        through
                                             :   December 31, 2001
File No. 70-8667  (Part A)                   :
                                             :
Also Reported at Part B                      :
File Nos. 70-7258, 70-8577, 70-8621,         :
     and 70-8883                             :
                                             :
                                             :
(Public Utility Holding Company Act of 1935) :
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

     This Master Certificate contains the Rule 24 certificates required to be filed on a periodic basis for File No. 70-8667 and various other files in order to eliminate the burden of making numerous separate individual filings. This Certificate is filed in accordance with Rule 24 under the Public Utility Holding Company Act of 1935 (the "Act"), as a notification that of the various transactions authorized under the orders issued in the


                                1



proceedings identified in the above caption, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the respective Application-Declarations and the orders. The Master Certificate thus acts as a compilation of the various other certificates and incorporates all Rule 24 reporting from the other captioned proceedings.

     By Order dated March 28, 1996, HCAR No. 26500, ("Financing Order") under File No. 70-8667, the Securities and Exchange Commission ("SEC") permitted the "Omnibus Financing" Application-Declaration of Consolidated Natural Gas Company ("Consolidated" or "CNG") and its above-mentioned subsidiaries ("Subsidiaries") to become effective, thereby authorizing Consolidated and its Subsidiaries to engage in various financing and related transactions through March 31, 2001. Part A contains reporting on external and intrasystem financing of the Consolidated system as required by the Financing Order.

     Part B contains reporting required by other SEC orders in the captioned proceedings. The information is subdivided by SEC file number. Rule 52 transactions (Form U-6B-2) and any order-specific financial information (i.e., income statements, balance sheets) are filed as exhibits to Part A and Part B, respectively, as appropriate.


                                 2


     On January 28, 2000, CNG ("Old CNG") was merged into a newly formed, wholly-owned subsidiary ("New CNG") of Dominion Resources, Inc. ("Dominion"). New CNG, located in Richmond, Virginia, was the surviving corporation and changed its name to "Consolidated Natural Gas Company." Since New CNG substantially succeeds to all the rights and obligations of Old CNG pursuant to the merger, "CNG" or "Consolidated" as used further herein will refer to both Old CNG, for the period prior to January 28, 2000, and New CNG, for the period beginning on such date. For further information on the merger, reference is made to SEC orders dated December 15, 1999, Release Nos. 35-27112 ("New Financing Order") and 35-27113. The New Financing Order amended the Financing Order so that (i) its term is extended from March 31, 2001 to January 28, 2003, (ii) the amount of financing permitted is increased from $7 billion to $10 billion, (iii) the aggregate amount of guarantees and credit support that may be given by CNG and its subsidiaries is increased from $2 billion to $3 billion,
(iv) CNG is authorized to give guarantees and credit support for the benefit of any of its direct and indirect subsidiaries as needed to support normal course of business, and (v) CNG is permitted to use financing proceeds to invest in exempt wholesale generators and foreign utility companies.

     The New Financing Order also extended the expiration dates for all other financing authorizations being reported herein to January 28, 2003. The expiration dates of all authorizations


                                  3


were further extended to December 31, 2004 by Commission order dated May 24, 2001, HCAR No. 27406 ("May 24 Order").

     Subsequent to the merger, the names of some of the parties in this proceeding were changed to reflect that they are now part of the Dominion system. Additionally, Consolidated Natural Gas Service Company, Inc. was merged into Dominion Resources
Services, Inc. as of January 1, 2001. CNG Financial Services, Inc., CNG Research Company, and Consolidated System LNG Company have become inactive companies and were dissolved as of December 31, 2001. CNG Power Company and CNG Technologies have become relatively inactive and were merged as of December 31, 2001, pursuant to authority in Commission order dated October 5, 2000, HCAR No. 27242, into Dominion Transmission, Inc. and Dominion Products and Services, Inc., respectively.


                                PART A

                  EXTERNAL FINANCING BY CONSOLIDATED


File No. 70-8667:


1.   Sale of CNG Common Stock.

     There were no new issues of common stock during the quarter.


2.   Short Term Debt.

     During the period, Consolidated issued and sold commercial paper. The maximum amount of Consolidated's commercial paper outstanding at any time during this period was $775,604,000


                                   4


principal amount; the principal amount of commercial paper outstanding on December 31, 2001 was $775,604,000.

     There were no borrowings or repayments of borrowings under commercial paper backup lines of credit during the reporting period.

3.   Long Term Debt.


     A. Sale of 7.8% Trust Preferred Securities

          On October 23, 2001, 8,000,000 7.8% Trust Preferred Securities (Liquidation Amount $25 per Trust Preferred Security) (the "Trust Securities") were sold by Dominion CNG Capital Trust I (the "Trust"). The Trust Securities represent undivided preferred beneficial ownership interests in the assets of the Trust. The sole assets of the Trust are Junior Subordinated Debentures due 2041 ("Debentures") issued by CNG. CNG acquired all of the common securities of the Trust, which have a liquidation amount equal to approximately 3% of the total capital of the Trust.

          CNG has guaranteed payments due on the Trust
     Securities through a combination of (i) its obligations under the Debentures, (ii) the rights of holders of Trust
     Securities to enforce those obligations, (iii) its agreement to pay the expenses of the Trust, and (iv) its


                                   5


     guarantee of payments due on the Trust Securities to the extent of the Trust's assets. CNG's guarantee does not cover payments on the Trust Securities when the Trust does not have sufficient funds. The Debentures are subordinate and junior in right of payment to all of CNG's senior indebtedness.

          Each Trust Security pays a quarterly distribution at an annual rate of 7.8% or $1.95 per Trust Security, if CNG pays interest on the Debentures. CNG may defer interest payments on the Debentures on one or more occasions for up to 20 consecutive quarters. If CNG does defer interest payments, the Trust will also defer payment of distributions on the Trust Securities. Deferred distributions will accumulate interest at an annual rate of 7.8%, to the extent permitted by law.

          On or after October 23, 2006 CNG may redeem all or part of the Debentures. If CNG redeems the Debentures held by the Trust, the Trust will redeem the Trust Securities. If the Trust redeems the Trust Securities or is liquidated and CNG does not redeem the Debentures, holders of Trust Securities will receive $25 principal amount of Debentures for each Trust Security held.

          The sale of the Trust Securities occurred pursuant to CNG's shelf Registration Statement No. 333-52602. The


                                   6


     registration statement and the Rule 424(b) prospectus, filed with the Commission on January 4, 2001, are hereby incorporated by reference.

          Salomon Smith Barney Inc. and Wachovia Securities, Inc. acted as the managers for the consortium of 10 underwriters which purchased the Trust Securities for a price of $25 per Trust Security. The proceeds to CNG from the sale of the Trust Securities was $200,000,000. Underwriters' commissions of $6,300,000 were paid by CNG.

          The net proceeds from the sale of the Debentures were used by CNG in connection with the acquisition of Louis
     Dreyfus Natural Gas Corp. and for other general corporate purposes, including the repayment of debt.

     B. Sale of Senior Notes.

          On October 22, 2001 CNG sold $500,000,000 aggregate principal amount of 2001 Series B 5.375% Senior Notes
     Due November 1, 2006, and $450,000,000 aggregate principal amount of 2001 Series C 6.250% Senior Notes Due November 1, 2011 through an underwritten public offering. The notes were sold under the following terms and conditions.


                                 7

                              Series B Notes        Series C Notes
                              ______________        ______________

     Price to the public         99.938%               99.844%

     Underwriting discount        0.600%                0.650%

     Proceeds to CNG           $496,690,000          $446,373,000
                                 99.338%               99.194%

          The underwriters were Bank of America Securities LLC, Goldman, Sachs & Co., Merrill Lynch & Co., ABN AMRO Incorporated, Banc One Capital Markets, Inc., Barclays Capital and Credit Suisse First Boston Corporation. The sale occurred pursuant to CNG's shelf Registration Statement No. 333-52602. The registration statement and the Rule 424(b) prospectus, filed with the Commission on January 4, 2001, are hereby incorporated by reference.

          The net proceeds from the sale of the senior notes were used in connection with the acquisition of Louis
     Dreyfus Natural Gas Corp., including the repayment of some of the existing debt of Louis Dreyfus.


                                 8


                        INTRASYSTEM FINANCING


4.   Financing by Parent of Its Subsidiaries.


     The stock and debt transactions described below between Consolidated and its Subsidiaries occurred under exemptions pursuant to Rule 52 and are not part of the authorizations under this file number. The proceeds of such transactions are used by the Subsidiaries in their respective businesses.

     a. Sales of Capital Stock to Consolidated by Subsidiaries.

     Dominion Natural Gas Storage, Inc. sold 100 shares of stock to CNG on November 27, 2001. Dominion Transmission, Inc. sold one share of stock to CNG on December 31, 2001. Dominion Resources Services, Inc. sold one share of stock to CNG on December 19, 2001.

     b. Long-term debt transactions occurring during the period.

     On November 1, 2001, CNG made a loan to DOTEPI in the principal amount of $1,088,848,688 evidenced by the DOTEPI Long-Term Note due November 1, 2006 and described further in Form U-6B-2 attached as Exhibit A.

     c. Guarantees.

     From time to time Consolidated enters into guarantee agreements, primarily with respect to gas or electric power purchases or delivery performances of its subsidiaries. The estimated total outstanding exposure on these guarantees as of December 31, 2001 is approximately $1.1 billion, including a CNG guaranty for DOTEPI's outstanding debt. The guarantees expire at various dates.

5.   Subsidiary Long-term Debt Transactions.


                                   9

     On November 1, 2001, Louis Dreyfus Natural Gas Corp.
(Louis Dreyfus) was acquired by a wholly owned subsidiary of Dominion organized solely for the purposes of the merger. Immediately following the merger, Dominion contributed all of the outstanding capital stock of the corporation surviving the merger to CNG, and the corporation became a wholly owned subsidiary of CNG. As a result of that acquisition, the subsidiary, Dominion Oklahoma Texas Exploration & Production, Inc. (DOTEPI), acquired the outstanding public debt of Louis Dreyfus.
The debt is noted as follows:

     $200,000,000 aggregate outstanding principal amount 6.875%
Senior Notes due 2007. This debt was originally issued on December 11, 1997, and matures on December 1, 2007.

     $93,700,000 aggregate outstanding principal amount 9.25% Senior Subordinated Notes due 2004. This debt was originally issued on June 6, 1994, in the aggregate principal amount of $100,000,000, and matures on June 15, 2004. In February, 2000,
Louis Dreyfus redeemed $6,300,000 aggregate principal amount.

6.   Subsidiary Stock Buy Back Transactions.

     There were no Subsidiary stock buy back transactions to be reported for the quarter.


                                 10



                               PART B

          RULE 24 CERTIFICATES REQUIRED BY OTHER SEC ORDERS



File No. 70-7258:

     By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150), as amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990 (HCAR No. 25040), May 13, 1991 (HCAR
No. 25311), April 8, 1994 (HCAR No. 26021), and July 18, 1997
(HCAR No. 26742), the SEC permitted the application-declaration of Consolidated and its subsidiaries to become effective, thereby authorizing the establishment of a Consolidated System Money Pool ("Money Pool").

     This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by said orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by said application-declaration and said orders:

     During the period, the following transactions occurred:


          Consolidated Natural Gas Company (In Thousands)

    Beginning                                           Ending
     Balance       Withdrawals     Contributions        Balance
_______________  _______________  _______________ _______________

     $627,863       $1,439,260        $1,679,738        $868,341


                                    11



                         Subsidiaries (In Thousands)

                          Beginning                                Ending
   Company                 Balance     Withdrawals   Contributions Balance
   _________               _________   _____________  ___________ _________

The East Ohio Gas Company $(354,155)      $165,316      $167,058  $(352,413)
The Peoples Natural
  Gas Company              (130,793)        65,886        54,083   (142,596)
Dom. Transmission,
  Inc.                      (27,084)       143,589       111,828    (58,845)
Dom. Iroquois,
 Inc.                         3,697            821         2,996      5,872
Hope Gas, Inc.              (35,702)        26,113        21,805    (40,010)
(a) Consolidated System
  LNG Company                   628                            3        631
Dom. Exploration
  & Prod.                   (157,266)      579,039       495,897   (240,408)
CNG Pipeline
  Co.                            921            30            52        943
(b) CNG Research
  Company                         73             3             0         70
CNG Coal Company               6,508           509            38      6,037
CNG Power Company              9,818        10,223           405          0
Dominion Field
  Services                    44,149        80,926        55,638      18,861
CNG Power Services
  Corp.                       (6,794)        6,692        11,071      (2,415)
Dom. Products &
  Services                     4,038         3,737         2,931       3,232
CNG International
  Corp.                      124,724         4,712           912     120,924
Dom. Retail,
  Inc.                       (81,855)       73,132        55,648     (99,339)
Dom. Member
  Services                         9           107             0         (98)
CNG Main
  Pass Gas                   (22,943)          184           900     (22,227)
CNG Oil
  Gathering                   (6,031)           62           450      (5,643)
CNG Technologies,
  Inc.                           190           292           102           0

(a)  Consolidated System LNG Company was dissolved on December
     31, 2001 and Consolidated Natural Gas Company became the beneficial owner of the Money Pool investment balance held by Consolidated System LNG Company at that date.

(b)  CNG Research Company was dissolved on December 31, 2001 and
     Consolidated Natural Gas Company became the beneficial owner of the Money Pool investment balance held by CNG Research Company at that date.


                                 12



File No. 70-8577:

     By Order dated August 28, 1995 ("Order"), HCAR No. 26363, in the above-captioned proceeding, the Securities and Exchange Commission authorized Consolidated to provide CNG Energy Services Corporation ("Energy Services") with up to $10,000,000 in financing through December 31, 2000 (extended through December 31, 2004 by the May 24 Order) and authorized Energy Services to engage in the business of providing ten categories of energy-related services ("Customer Services") to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with CNG.

     Energy Services formed a new special-purpose subsidiary, Dominion Products and Services, Inc. (then called CNG Products and Services, Inc.) ("DP&S"), in 1995 to engage in the new business. DP&S became a directly owned subsidiary of Consolidated in connection with the sale by Consolidated of Energy Services on July 31, 1998 to an unaffiliated third party. See SEC order dated July 29, 1998, HCAR No. 26900.

     By order dated August 27, 1997, HCAR No. 26757, the SEC authorized DP&S to provide five additional categories of services, an enhanced version of an already authorized category of service, and certain incidental products and services related to the approved categories.


                                   13


     This quarterly certificate is filed in accordance with Rule
24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the Order.

     Filed separately as Exhibit 8577A under a request for confidential treatment pursuant to Rule 104(b) are financial statements of DP&S.

1.   Description of Revenues.

     See Exhibit 8577A.

2.   State Commission Orders.

     There are no state commission orders or post-transaction audit documents relating to DP&S to be filed.

3.   Services Provided by Affiliates to DP&S.

     See Exhibit 8577A.

     Financing of DP&S' business by CNG subsequent to December 31, 2004 will be done pursuant to Rule 52.


                                  14



File No. 70-8621:

     By Orders dated July 26, 1995 and December 30, 1997 (collectively, the "Order"), HCAR No. 26341, the Securities and Exchange Commission authorized CNG Energy Services Corporation ("Energy Services"), a wholly-owned subsidiary of Consolidated, to acquire through December 31, 2002 ownership interests with nonaffiliates in projects that involve gas related activities. This Certificate, a semi-annual report, is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions thereof.

     Energy Services' interests acquired under the above authorization were transferred to Consolidated in connection with the sale of Energy Services on July 31, 1998 to an unaffiliated third party. Consolidated had the following investments in nonaffiliated entities authorized under the order of July 26, 1995:

     (1).  MAIN PASS GAS GATHERING SYSTEM

     Energy Services pursuant to this authorization had invested in the original general partnership, Main Pass Gas Gathering
Company, which constructed a new gas gathering pipeline system in


                                   15


the Main Pass area of the Gulf of Mexico. On December 31, 1996, Main Pass Gas Gathering Company was merged with another general partnership, Dauphin Island Gathering Partners, which operated a nearby system. Consolidated's special-purpose subsidiary, CNG Main Pass Gas Gathering Corporation, is the "CNG partner" and holds a 13.6 percent general partnership interest in the new partnership. Other general partners are subsidiaries of PanEnergy Corporation, MCN Corporation, Coastal Corporation and Dauphin Island Gathering Company. As of December 31, 2001, Consolidated has invested $35,646,000 in Dauphin Island Gathering Partners through CNG Main Pass Gathering Corporation.


     (2).  MAIN PASS OIL GATHERING SYSTEM

     Consolidated pursuant to this authorization has invested, as of December 31, 2001, $14,623,000 in a general partnership, Main Pass Oil Gathering Company, which operates a pipeline system in the Main Pass and Viosca Knoll areas to gather oil generated in conjunction with the operation of gas fields in such areas of the Gulf of Mexico. Consolidated's special-purpose subsidiary, CNG Oil Gathering Corporation, is the "CNG Partner" and holds a 33-1/3 percent general partnership interest in the partnership. Other parties are subsidiaries of PanEnergy Corporation and Amoco.


                                 16


     To date, no parent guaranties have been issued by CNG with respect to any of the investments with nonaffiliates authorized and reported in this proceeding.

File No. 70-8883:

     By order dated January 15, 1997, HCAR No. 26652, the SEC authorized Energy Services to invest, through December 31, 2001 (extended through December 31, 2004 by the May 24 Order), up to $250 million to expand its business to market electricity and other energy commodities and to engage in fuel management and other incidental related activities. In pursuit of such activities, Energy Services was authorized to acquire interests in other entities. Such entities may be corporations, partnerships, limited liability companies, joint ventures or other types of entities in which Energy Services might have a 100% interest, a majority interest equity or debt position, or a minority equity or debt position.

     Dominion Retail, Inc. (then called CNG Retail Services Corporation) ("Dominion Retail") was formed on January 30, 1997 pursuant to the order to engage in the business of selling natural gas and other products at retail. Pursuant to HCAR No. 26900, dated July 29, 1998, Dominion Retail succeeded to the authorizations and reporting obligations under File No. 70-8883 subsequent to the sale of Energy Services by CNG to an unaffiliated party in 1998.


                                   17


     This quarterly certificate is filed in accordance with Rule
24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the aforesaid order.

1.   Financial Statements.

     A balance sheet and income statement for Dominion Retail are filed separately as Exhibit 8883A under a request for confidential treatment pursuant to Rule 104(b).

2.   Source of Revenues.

     In view of the cessation of Energy Services as an affiliate company in the CNG system, the ratios formerly required under this heading can no longer be provided.

3.   FERC Filings.

     The transaction information contained in the attachment to the Dominion Retail power marketing informational filing made with the FERC during the quarter is filed separately as Exhibit 8883B under a claim for confidential treatment pursuant to Rule 104(b).


                                 18


4.   Parent Credit Support.

     There were four parent credit support agreements totalling
$3,110,228 entered on behalf of Dominion Retail during the reporting period.


                                 19






                              SIGNATURE

     The undersigned companies have duly caused this quarterly
Rule 24 Certificate of Notification to be signed on their respective behalf by their attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.


                                CONSOLIDATED NATURAL GAS COMPANY
                                (for itself and on behalf of CNG
                                FINANCIAL SERVICES, INC., CNG
                                RESEARCH COMPANY AND CONSOLIDATED
                                  SYSTEM LNG COMPANY)
                                CNG COAL COMPANY
                                DOMINION EXPLORATION & PRODUCTION,
                                  INC.
                                CNG PIPELINE COMPANY
                                DOMINION FIELD SERVICES, INC.
                                CNG POWER SERVICES CORPORATION
                                DOMINION TRANSMISSION, INC. (for itself
                                  and as successor to CNG POWER COMPANY)
                                DOMINION PRODUCTS AND SERVICES, INC.
                                DOMINION RETAIL, INC.
                                HOPE GAS, INC.
                                THE EAST OHIO GAS COMPANY
                                THE PEOPLES NATURAL GAS COMPANY




                                By  James F. Stutts
                                    Their Attorney





Dated March 28, 2002


                                   20


EXHIBIT A

                        SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed By

      Dominion Oklahoma Texas Exploration & Production, Inc. ("DOTEPI")
                      Dominion Greenbrier, Inc. ("DGI")
                 Dominion Natural Gas Storage, Inc. ("DNGS")


This certificate is notice that the above named companies have issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.  Type of the security or securities:

    Evidence of indebtedness for Advances ("Advances").

    Long-Term Note (DOTEPI only)

2.  Issue, renewal or guaranty:

    Advances and DOTEPI Long-Term Note: Issue by book entry.

3.  Principal amount of each security:

    Advances: Funds are borrowed and/or repaid daily as cash needs indicate.

    DOTEPI Long-Term Note: Principal $1,088,848,688

4.  Rate of interest per annum of each security:

    Advances: The annual interest rate on the Advances mirrors that of the lending parent on its indebtedness.

    DOTEPI Long-Term Note: 6.43% per annum

5.  Date of issue, renewal or guaranty of security:


                                   21


    Advances: Borrowings under the advance program are made on a daily basis and reported at the end of the quarter.
    See Schedule 1.

    DOTEPI Long-Term Note: Issued November 1, 2001


6.  If renewal of security, give date of original issue:

    Advances: Borrowings are made on a daily basis and reported at the end of the quarter. See Schedule 1.

7.  Date of maturity of each security:

    Advances:  Open account.

    DOTEPI Long-Term Note: Due November 1, 2006

8. Name of the person to whom each security was issued, renewed or guaranteed:

    Advances: See Schedule 1.

    DOTEPI Long-Term Note: Consolidated Natural Gas
    Company("CNG")


9.  Collateral given with each security, if any:

    Advances and DOTEPI Long-Term Note: None.

10. Consideration received for each security:

    Advances and DOTEPI Long-Term Note: None, other than interest accrued.

11. Application of proceeds of each security:

    Advances: To provide working capital.

    DOTEPI Long-Term Note: To fund the acquisition of Louis
    Dreyfus Natural Gas.


                                  22


12. The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of the provisions contained in any rule of the Commission other than Rule U-48.

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

    Not applicable.


14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January
    1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

    Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

    Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.


                                    23



                                Schedule 1
                         Inter-Company Advances

                                                      Outstanding
                                                      Borrowings
                                                      Quarter End
Borrower          Lender                              12/31/2001
--------          ------                              --------------
                                                     (thousands)
DOTEPI            CNG                                      (67,100)
DGI               CNG                                       (4,322)
DNGS              CNG                                      (14,029)
                                                           ========
                                                           (85,451)




                                    24